UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2004

                                  Metalink Ltd.
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                 (Translation of registrant's name into English)
                    Yakum Business Park, Yakum 60972, Israel
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                     (Address of principal executive office)
                       Indicate by check mark whether the
                            registrant files or will
                            file annual reports under
                              cover of Form 20-F or
                                   Form 40-F.
                           Form 20-F |X| Form 40-F |_|

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
                                              of 1934. Yes |_| No |X|

The following are included in this Report on Form 6-K:

1. Press release dated October 27, 2004.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Forms F-3 No. 333-104147, and No. 333-13806.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.








Date: October 27, 2004                                     By:_______________
                                                              ----------------
                                                                    Ofer Lavie
                                                       Chief Financial Officer
                                                                 METALINK LTD.